Exhibit 99.2

                              MATTMAR MINERALS INC.

                  A GEOLOGICAL REPORT ON THE RET MINERAL CLAIM
              LILLOOET RIVER AREA, NEW WESTMINSTER MINING DIVISION
                         BRITISH COLUMBIA, (NTS 092G16)

                          By T.L. Sadlier-Brown, P.Geo.

                                  May 2nd 2006

                     TABLE OF CONTENTS                                   page

           SUMMARY                                                         1
    1.0    INTRODUCTION                                                    2
           1.1 Terms of Reference and Scope of Report.                     2
           1.2  Property Description and Claim Status                      3
           1.3  Physiography, Location and Access                          3
           1.4  History of Previous Work                                   4
    2.0    GEOLOGY                                                         4
           2.1  Regional Geological Setting                                4
           2.2  Property Geology and Mineralization                        5
    3.0    DISCUSSION AND CONCLUSIONS                                      7
    4.0    RECOMMENDATIONS                                                 7
    6.0    REFERENCES                                                      8
           TABLES
           1:  Cost Proposal                                               8
           MAPS AND FIGURES
           1:  Location Map                                                2
           2:  Property Map                                                3
           3:  Geological Sketch Map                                       6
           APPENDIX
           A:  Author's Certificate                                       BACK

SUMMARY

The RET property is situated in the southern Coast Range of southwest British Columbia, an area underlain by Mesozoic volcanic, sedimentary and plutonic rocks. The claim comprises 258 ha, more or less, and is in good standing to April 20th 2007. It covers an area principally underlain by volcanic rocks of the Brokenback Formation, a geological terrain known to host several partially explored gold occurrences along strike to its southeast. These include the Fire Mountain gold camp, the neighboring Mayflower-Dandy prospect which dates to about 1897 and the Easy and Jo Au/Ag prospects which were discovered and explored in 1982 through 1989.

The geochemical surveys and diamond drilling carried out during the 1980s identified several mineralized structures including a silver/base metal-bearing breccia and an auriferous shear zone. Both occurrences are hosted by Brokenback Formation rocks that project into the RET Claim suggesting that this unit represents an attractive target for precious metal exploration. Accordingly, a two phase program of geochemical and geophysical survey work is recommended to evaluate the area. The estimated cost of the proposed field work is US$15,000 for the initial phase and an additional US$75,000 for a second phase which would be contingent upon the Phase I results.

1.0 INTRODUCTION

1.1  TERMS OF REFERENCE AND SCOPE OF REPORT

This report is intended as a description of the geology of the RET Claim area, a review of available pertinent technical data and a set of recommendations for a preliminary program of geological, geochemical and geophysical exploration on the property. It has been prepared at the request of Mr. Sean Mitchell, president of Mattmar Minerals Inc. (Mattmar) and is based on geological descriptions contained in a number of published and unpublished reports and maps and on a substantial amount of field work carried out by the writer in the area of the proposed project.





FIGURE 1: RET CLAIM LOCATION MAP; PEMBERTON-LILLOOET LAKE AREA, SOUTHWEST B.C.

1.2  PROPERTY DESCRIPTION AND CLAIM STATUS

The RET Claim is assigned Tenure Number 532620 and is recorded in the name of Sean Miller Mitchell of Vancouver, B.C. The date of record is April 19th 2006 and the claim is in good standing to April 20th 2007. The property comprises 258 ha, more-or-less included within 15 Mineral Title Grid Units. The claim is depicted in Figure 2 which is part of NTS Map 092G16.

1.3  PHYSIOGRAPHY, LOCATION AND ACCESS

The RET Claim lies on an east-facing lower slope west of the Lillooet River, about 4.5 km northwest of the village of Skookumchuck, 32 km northwest of Harrison Lake and 73 km by road southeast of Pemberton. It is centred approximately at UTM coordinates 539000E, 5537000N.




  FIGURE 2: CLAIM MAP SHOWING THE RET CLAIM (532620) AND ADJOINING PROPERTIES.

The terrain in the general area is rugged, locally precipitous, and ranges in elevation from about 300 to 800 meters above sea level. Bedrock exposures are common: soil cover generally consists of poorly developed regolith occurring mainly on lower more gentle slopes and in the valleys. The area is generally mantled in both old growth and second growth coniferous forest.

Access from the Vancouver area is north via Highway 99 to Pemberton then southeast along the Lillooet River road (west side) to Chief Paul Creek. A poorly maintained logging road leads west from here up the slope to the vicinity of south part of the property.

1.4  HISTORY OF PREVIOUS WORK

The area was first prospected during the late 1800s at which time gold discoveries were made at Fire Mountain about 12 km southeast of the RET Claim and at the Mayflower Mine, now covered by the claim adjoining just south of the RET property. A limited amount of mining and milling was carried out in both areas during the early 1900s.

Workings at the Mayflower Mine include several hundred feet of tunneling in an auriferous quartz vein associated with mineralized rhyolite breccia. Reported grades are on the order of $5/ton (Cairnes 1927). A 2-stamp mill was constructed and operated for a time by Mayflower Mining and Milling Co. A small but unknown tonnage of gold-bearing quartz was mined and processed but the venture was terminated after a few years. In 1929 the prospect was re-staked as the Dandy Claim but little if any work was done at that time. The claim subsequently lapsed and the property appears to have lain idle until the 1970s when it was again re-staked as the Moneymaker Claim by Mr. G. Nagy, a local prospector. Optionees carried out some exploration work but, upon expiration of the option, the claims were again allowed to revert to the crown. In 1981 the Easy and Jo claims were staked by Hillside Energy Corp. and Lacana Gold Corp. respectively.

Geochemical surveys and conventional prospecting during the 1980s identified an extensive silver geochemical anomaly on the Easy Claim about 2km southeast of the RET Claim. In 1988, a soil geochemical survey also identified an intense gold anomaly, also on the Easy Claim, now covered by Claim 520281 which adjoins south of the RET Claim as shown in Figure 2. Both the silver and gold targets were subjected to a very limited amount of follow-up drilling but with inconclusive results. Subsequent corporate restructuring and resulting ownership changes engendered financing issues and no additional work has been carried out in the area to date.

2.0  GEOLOGY

2.1  REGIONAL GEOLOGICAL SETTING

The RET property lies within the southeast margin of the Coast Belt of British Columbia, a geological terrain characterized Mesozoic volcanic and sedimentary rocks with a complex history of deformation, metamorphism and igneous activity. The layered rocks in the area of interest comprise the Gambier Assemblage, a Cretaceous sequence that includes the predominantly sedimentary Peninsula Formation (KP) and the overlying and predominantly volcanic Brokenback Hill

Formation (KBH) as shown in Figure 3. These rocks correlate with a similar succession lying west of Harrison Lake and which has been described as the Harrison Lake Formation and Fire Lake Sequence (Journeay 1990).

The sedimentary and volcanic rocks have been subjected to intense folding and faulting along a northwest axis and are intruded both to the east and west by
Mesozoic and Tertiary diorite and granodiorite plutons. As a result, they essentially comprise a roof pendant within the Coast Plutonic Complex. The oldest tectonic activity consists of the northwest-striking folding and transcurrent faulting and southwest directed thrust faulting. The region is also dissected by a much younger system of northeast-striking dextral and oblique faults downdropped to the northwest. These faults are considered to be Tertiary in age but may be younger. They tend to offset the more northerly Gambier strata and structures within them to the northeast and also appear to provide the permeability for a number of hotsprings in the region.

More detailed  descriptions of the regional geology have been published by Lynch
(1990) and Journeay (1990).

2.2  PROPERTY GEOLOGY AND MINERALIZATION

The claim area is underlain by the rocks of the lower Cretaceous Brokenback Hill Formation (KBH), a subaqueous volcanic succession of intermediate composition including dacitic and andesitic flows and tuffs with minor amounts of rhyolite and basalt. The volcanic rocks are variably altered to chlorite and steatite schists, locally intruded by porphyritic diorite dykes and cut by numerous quartz, quartz calcite and sulphide viens. In the area south of the RET Claim, where the bulk of the past exploration has been concentrated, these rocks have been found to host two styles of gold, silver and base metal mineralization: 1) a breccia zone containing silver and base metals as breccia fillings in a coarse heterogenic volcanic and metamorphic breccia and 2) a mineralized shear zone containing base metal sulphides and native gold. No mineral deposits are currently known to occur on the RET Claim but its proximity to these partially explored precious and base metal prospects makes it an attractive exploration target

The silver-bearing breccias observed south of the RET property appear to occur in the lower part of the Brokenback Hill sequence above its contact with the underlying Peninsula Formation. The origin of the breccia is not clear but it could be either a product of post-depositional tectonism or volcanic activity. Epigenetic pyrite, pyrrhotite, sphalerite and argentiferous galena occur as fillings between the mainly coarse breccia fragments.

About 200 metres north of the breccia zones and about 2.5 km south of the RET Claim boundary is a shear zone cutting a sequence of dacitic and andesitic flows and tuffs and minor intercalated argillite. The zone strikes at 140(Degree), dips easterly at between 70 and 75(Degree) and is mineralized with disseminated and massive pyrite, minor galena, sphalerite and chalcopyrite and is locally weakly silicified. Gold values from within the zone vary from negligible to 5.39 gm/mt (0.157 oz/t). Weathering is intense and surface exposures are characterized by abundant limonite and black, earthy manganese oxides. A sample of this material assayed 13.63 gm/mt (0.39 oz/t). Fine angular free gold can also be panned from exposed parts of the shear zone (Sadlier-Brown,1990).

The geology of the RET Claim area is essentially a northwesterly extension of the lithologies and structures found on the adjoining property. The strike of the mineralized shear is such that, if it persists toward the northwest, it would traverse the RET Claim.




    FIGURE 3: GEOLOGICAL SKETCH MAP OF THE RET CLAIM AREA SHOWING KNOWN GOLD
                                   PROSPECTS.

3.0 DISCUSSION AND CONCLUSIONS

Geological mapping by Lynch (1990) suggests that the gold mineralization at both Fire Mountain and the Mayflower Mine area are hosted by the volcanic rocks of the Brokenback Hill Formation. The known showings all lie southeast of the RET Claim and include auriferous quartz veins, shear zones and breccias. The quartz vein systems tend to strike northeasterly across the regional fabric while the best known shear zone strikes northwest-southeast - parallel to it. Configuration of the breccia systems is not known.

Although the quartz veins appear to have accounted for the early interest in region and the past production from it, the shear zone described in Section 2.2 is considered to represent a more promising exploration target. Past exploration along its strike to the northwest has been limited by financial constraints and property tenure issues and, as a result, very little effort has been made. The geological mapping, however, indicates that the Brokenback Hill volcanic rocks extend in this direction at least as far as Tuwasus Creek, which is about 2km northwest of the claim. This creek is known to contain placer gold - particularly in its lower course (Cairnes1929 & others). Although this does not confirm that the known shear zone and vein mineralization extends into this area, it does suggest that the gold-bearing rocks may project through the RET Claim area. It should be kept in mind, however, that the northeast-striking faults referred to in Section 2.1 could result in a right lateral offset - a displacement to the east - of any possible extension of the zone.

The results from the past exploration work and geological mapping carried out in the areas southeast of the RET Claim indicate that there is a reasonable possibility for the discovery of additional mineral deposits in the immediate area - and, in particular, within the property boundaries. The envisioned target is a small-to-intermediate-sized precious metal deposit.

4.0 RECOMMENDATIONS

A two-phase exploration program to evaluate the area is considered appropriate and is recommended. In the past, soil geochemical surveys have proved both successful and cost-effective in identifying mineral occurrences in the area - including both the silver breccia zone and the auriferous shear zone south of the RET Claim. Accordingly, Phase 1 should consist of a comprehensive soil survey of the claim area. This work should be accompanied by conventional prospecting. The property would be adequately covered by about 8 line km of survey work with lines run on a bearing of 030(Degree) at 200 metre separation and with survey control provided using both chain and compass and GPS equipment. Samples should be taken at 25 metre intervals and all sample stations should be flagged and numbered.

Provision should be made for a second phase of exploration contingent upon Phase 1 results. Although a decision on the precise nature of this work or any allocation of the various tasks is not yet possible, it may be expected to include geophysical surveys (EM and magnetic) and detailed geological mapping, trenching and rock sampling. If a target for more site-specific work is identified, a diamond drilling program would constitute a third phase.

Including allowances for mobilization, demobilization, permitting and survey work, an estimate of the time required to complete the field component of the Phase 1 project is 6 or 7 days or from 12 to 14 man/days depending, to some extent, on weather conditions. Phase 2 will require an estimated 30 days to complete.

An estimate of the cost of the proposed program is $15,000 for the initial phase of exploration work and $75,000 for a contingent second phase as summarized in Table 1.

  TABLE 1: COST PROPOSAL

PHASE I
Soil sampling survey and prospecting: ~ 8.5 line km                        4,200
Geochemical analyses: 34 element ICP + Au FA & AA; ~330 samples @ $21      7,000
Data evaluation, interpretation and report preparation                     2,400
Contingency allowance                                                      1,400
                                                                          ------
     Sub-total                                                            15,000
PHASE II
Provision for geophysical surveys                                         20,000
Provision for geological mapping, trenching & rock sampling and assays    40,000
Data evaluation, interpretation and report preparation                    15,000
                                                                          ------
     Sub-total                                                            75,000

     GRAND TOTAL                                                          90,000
                                                                          ======

5.0 REFERENCES

Cairnes, C.E. (1927): Observations on Lillooet Valley, British Columbia, with Particular Reference to its Geology and Mineral Deposits; Canadian Mining Journal, Feb. 25 1927 pp. 162-166.

Jouneay, J.M. (1990): Structural and tectonic framework of the southern Coast Belt, British Columbia; in Current Research, Part E, Geol. Surv. Can P. 90-1E.

Lynch, J.V.G. (1990): Geology of the Glacier Lake Map; Geol. Surv. Can., Open File map 2203.

Roddick, J.A. (1964): Vancouver North, Coquitlam and Pitt Lake Map Areas, British Columbia; Geol. Surv. Can. Memoir 335.

Sadlier-Brown, T.L. (1988): A Report on a Diamond Drilling Program Conducted on the Easy No. 1 Claim, New Westminster M.D., B.C. ,Assessment report for Symes Resources Ltd.

Sadlier-Brown, T.L. (1990): A Report on a Soil Geochemical Survey of the Easy and Jo Claims, Lillooet River Area, New Westminster M.D., B.C. ,Assessment report for Kali Venture Corp.

Sadlier-Brown, T.L. (1990): A Preliminary Report on a Diamond Drilling Program on the Easy & Jo Claims, New Westminster M.D., B.C. , Assessment report for Kali Venture Corp.

                                   APPENDIX A

              AUTHOR'S CERTIFICATE AND STATEMENT OF QUALIFICATIONS

I, Timothy L. Sadlier-Brown, of suite 306 126 East 12th Street, North Vancouver, B.C., am a Professional Geoscientist and exploration geologist.

Since 1972, have been a partner in the firm of Sadlier-Brown Consulting Ltd. (formerly Nevin Sadlier-Brown Goodbrand Ltd.), Consulting Geologists, of Suite 500, 455 Granville Street, Vancouver, B.C

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Geological Association of Canada;

I was educated at Carleton University, Ottawa, Ontario; Faculty of Geological Sciences, B.Sc. requirement in Geology; 1964, and have practiced my profession continuously since that time.

I have been employed in the mineral exploration industry in positions of responsibility since 1965 and have extensive experience in metallic and industrial mineral exploration throughout Canada, the western U.S., Mexico, Central America, Brazil and Paraguay.

On the basis of my experience and qualifications, I am a Qualified Person as defined in N.P. 43-101.

This report is based on a personal experience during the performance of several exploration programs carried out in the past on and in the immediate area of the RET Claim and on a comprehensive review of assessment reports and other published and unpublished reports, maps and documents on the project area.

I hold no interest, direct or indirect, in the property described herein and am independent of Mattmar Minerals Inc.

Permission is hereby granted to the management of Mattmar Minerals Inc. for the use of this report, in its complete form as written.


Dated at Vancouver, British Columbia, this 2nd day of May 2006


/s/  Timothy L. Sadlier-Brown
-----------------------------
Timothy L Sadlier-Brown, P. Geo